Filed by Coventry Health Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Registration Statement No. 333-120300

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Coventry on October 14, 2004, and is incorporated by reference into this filing.

3rd Annual Investor Day Essex House, New York City November 17, 2004

Safe Harbor And Other Legal Statements Certain statements herein are forward-looking. Certain risks and uncertainties, including those in the Company's filings with the SEC, including its Form 10-K, may materially impact those statements and could cause actual future results to differ materially from those discussed. This is not a solicitation of a proxy from any First Health stockholder. Coventry and First Health filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus/proxy statement and other documents for the First Health stockholders' meeting to consider the merger. The Form S-4 and proxy statement/prospectus contain important information about Coventry, First Health, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement/prospectus and other documents filed with the SEC in connection with the merger carefully before they make any decision on the merger. The Form S-4, proxy statement/prospectus, and all other documents filed with the SEC are available free of charge at the SEC's web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the merger are available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the merger are available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health's stockholders. Information concerning Coventry's directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual stockholders' meeting. Information concerning First Health's directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual stockholders' meeting. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC's website.

Coventry Today: Markets Revenue Earnings Cash Flow Balance Sheet Management NEVER BETTER & ON TRACK

2000 2001 2002 2003 2004 YTD 502.6 516.8 640.3 694.3 738.9 Pennsylvania - HealthAmerica 2000 2001 2002 2003 2004 Est 71.1 85.4 93.3 134.9 192.5 CAGR = 10.1% CAGR = 27.9% Membership (000s) 2004 Membership as of 9/30/04; Plan Contribution annualized as of 9/30/04 Plan Contribution (millions)

2000 2001 2002 2003 2004 YTD 249.3 241.6 221 281 310.8 Missouri - GHP 2000 2001 2002 2003 2004 Est 30.4 37.5 71.9 94.9 107 CAGR = 5.7% CAGR = 37.0% Membership (000s) Plan Contribution (millions) 2004 Membership as of 9/30/04; Plan Contribution annualized as of 9/30/04

Sep 03 Dec 03 Mar 04 Jun 04 Sep 04 168.3 169 178.7 180.5 184.5 Utah - Altius Membership (000s) Improving Profitability Plan Contribution Q4 '03 = $1.3m Q3 '04 = $8.3m

Organic Growth: Not A Straight Line (000s) 1999 2000 2001 2002 2003 04 YTD -9 107 -8.6 51 157 63 2.8% 7.7% 7.3% (0.5%) (0.7%) 2.6% '99 - '04 YTD CAGR = 4.0%

Q3 2004 Membership Q3 Membership loss - 11,500 "Continuous decline" - inaccurate nonsense 2003 organic growth of 156,000 June YTD 2004 growth of 75,000

First Health

Rationale Five good to outstanding businesses Businesses we understand Identical core competency skills necessary in both businesses Accretive Low risk mid- to long-term

Matching Core Competencies Information Technology Customer Service Sales / Marketing Network - i.e. contracting Government business skills Patient management ASO skills Actuarial / Underwriting FEHBP Good business practices

What We Like Increased large case opportunity Greater multi-site capacity Public sector ASO business to complement our risk business Workers' Compensation opportunities Outstanding customer relationships Synergies - revenue and cost

What Have Investors Missed CVH health plans continue to grow and prosper FHCC business is stable 5 operating segments, not 1 Segment margins stable Combined entity creates opportunity Network Products Markets Synergies

Coventry 2004 EPS growth of 34% Stable margin outlook for 2005 in guidance Continued pricing discipline Price to cost, not competition Stable, predictable cost trends Continuing SG&A leverage Strong balance sheet and cash flows

Coventry Margins Blues "threat" way overblown Note Pennsylvania performance Industry has changed Capital Consolidation "Science" Growth Employment "Consolidation" Low cost structure wins

FHCC EPS Stable Q4 03 Q1 04 Q2 04 Q3 04 EPS 0.4 0.31 0.32 0.31 FHCC Guidance 1.55 1.55 1.35 1.265 EPS FY Guidance

Revenue Is Stable To Growing 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 20.4 27.4 90 20.4 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9

Margins Are Stable

Opportunities Outstanding franchises in Workers' Comp, Medicaid, and Network Rental Cross-sell Multi-site to CVH markets Risk business to FHCC customers PBM Add new risk markets - FHCC platform Network CVH markets New markets Other Synergies

Growth Strategy Membership Profile Competitive Environment Update Commercial Growth Strategy Government Programs Guidance

Membership Mix By Segment Com Risk ASO Medicare Medicaid 1486453 558519 68225 333253 9/30/04 YTD Actual; excludes network rental membership

Revenue Mix By Segment Com Risk ASO Medicare Medicaid Rental 2997 75 419 427 9 9/30/04 YTD Actual

Commercial Risk Membership By Group Size 1-50 51 - 250 251 - 1000 1000+ 240238 172025 91785 149632 251- 1000

Competitive Environment

Overall, Remains Rational Competitors Pockets of aggressiveness Large group (>500 EE's) focused Spotty on the risk side More prevalent on ASO Retention focused Not just NFP Blues Employers Large group - consolidating carriers Small group - cost shifting impacting enrollment Good news - no systemic irrational pricing

Commercial Growth Strategy

Commercial Success Factors Competitive price Best service Sales execution Expanding markets Broadest product portfolio in the markets

Service Area Expansion Added 80 counties in 2004 11% growth in counties served Access to 138,000 new employers 60+ counties for 2005-06 expansion

Broad Product Spectrum PPO HMO Consumer Driven POS Managed Care Elements Less More Multiple Price Points

Market-Driven Products Dedicated corporate & local resources Monitor competitor activity & national trends Product portability to "good fit" markets Keep the development pipeline active

Give the people what they want: New Choices Jan 03 Jan 04 Sept 04 Base Medical Plans 5248 6095 7155 36% increase since January 2003 17% increase since January 2004 # Benefit Plans

Consumer-Driven Capabilities Coventry FlexChoice Available since 2001 Debit card enabled HRA introduced in 2003 HSA development in 2004

Introducing HSA For 2005 Available in all markets Included in 1/1/05 FEHBP offering Limited competition 100,000 existing FEHBP members and even more eligibles Enhances CVH product portfolio Evolutionary not revolutionary

2005 HSA Features Integrated claims crossover On-line claims status and balance inquiry Broad investment choices VISA(r) debit card option Clinical and financial tools

Product Pipeline Individual Active in 3 markets, implementing a 4th Limited benefit health plan Group product for working uninsured Benefit upgrades Rx riders ASO packaging

Government Programs

3 Markets - WPA, St. Louis, Kansas City 68,000 members 2005 Opportunity New products New markets New medical model Medicare

8 markets - MO, VA, NC, WV, IA, PA, MI, MD 397,000 members Expansion in progress West Virginia New market requirements Mandatory Reasonable rates and regulators Medicaid

Organic Growth

Organic Growth: Not A Straight Line (000s) 1999 2000 2001 2002 2003 04 YTD -9 107 -8.6 51 157 63 2.8% 7.7% 7.3% (0.5%) (0.7%) 2.6% '99 - '04 YTD CAGR = 4.0%

New Customer Momentum Q3 YTD # New Groups Sold 2001 2002 2003 2004 # Cases Sold Via Benefit Express 3894 5753 5319 5810

New Contracts Sold 2001 2002 2003 2004 New Contracts Sold through 3Q 66934 119127 147282 140281 (000s) Q3 YTD # New Contracts Sold

Growth Small group sales momentum Best barometer of sales engine strength Large group wins and losses = choppiness January '05 negative due to large group losses Expanded service area New products

Guidance Proven ability to grow 5 year organic growth CAGR of 4.0% 2005 guidance of 1% - 3% organic growth

Financial Fundamentals

Low cost structure wins Price to cost, not competition Understand true costs Strong financial controls Disciplined & Detailed

Strong, Stable Growth * 2003 & 2004 YTD excluding Altius

Commissions What We Know Like most in industry - pay volume and performance based commissions $6.0 million or 0.2% of commercial risk revenues through 9/30/04 YTD Internal legal department review No bid-rigging No illegal activity Reform could be a positive for CVH

Medicare CMS book rates + 6.1% Risk adjusters to 50% / 50% from 70% / 30% Medicaid HCUSA + 6.5% effective 1/05 50% of 2005 revenues OmniCare +10% effective 10/04, + 12% in 10/05 20% of 2005 revenues Solid Government Revenue

Stable, Predictable Commercial Medical Costs 2005 overall trend at 10% - 11%

The Results = The Proof Commercial Medical PMPM 2000 2001 2002 2003 2004 E Medical PMPM 125.31 140.03 152.12 164.56 179.46 CAGR = 9.4%

SG&A Low Cost Structure Wins SG&A is part of total value equation Under our absolute control Source of earnings growth via leverage

The Results = The Proof SG&A % Of Revenues 2000 2001 2002 2003 2004E 2005E East 0.114 0.105 0.104 0.099 0.093 0.089 * Excludes broker commissions; 2005 estimate at midpoint of guidance

Organic membership growth 1% - 3% Risk Revenues: $5.9B - $6.0B, up 14% Commercial yield 10 - 11% Margins stable - MLR: 80.5% - 81.5% Commercial trend 10 - 11% SG&A: $660M - $670M PMPM increase of 3.2% ex broker commissions Diluted EPS: $4.13 - $4.17, up 13% No share buyback No M&A assumed 2005 On Track

Price discipline Constant analysis of cost structure Continuous product development The Year Ahead Discipline & Focus

It's Five Different Businesses

Business Segments Public Sector Medicaid Workers' Comp Carrier TPA Corporate FEHBP PPO Network Network is common denominator in 4 But they all have DIFFERENT CUSTOMERS

Workers' Compensation A Very Good Business

Products PPO Bill Review Clinical Management New products 1st Report of Injury Scheduling Bill Review Clinical Management PPO East 18 8 74 Revenue Contribution by Product 2004E

Customers 80 Clients Insurance Companies (8 of Top 10) Workers' Comp TPAs Large Self-funded Employers

Positioned For Growth Market position # 1 Workers' Compensation PPO network services Regulatory reforms drive opportunity Reforms steer injured workers into PPO networks for care Expanded product offerings to existing clients Largest array of products / services for managing WC medical Capitalize on acquisition integration Health Net Plus, First Health Priority Services Expanding market share growth opportunity

Public Sector / Medicaid First Health Services

PBM Fiscal Agent Health Care Management Products Revenue Contribution by Product 2004E PBM Fiscal Agent Health Care Management East 56 32 12

Pharmacy States (20) Alaska New Hampshire District of Columbia New Jersey Georgia New York Hawaii Ohio Maryland Oregon Michigan Pennsylvania Minnesota South Carolina Missouri Tennessee Montana Vermont Nevada Virginia Fiscal Agent States (5) Alaska New York City Nevada Oklahoma Virginia Health Care Management States (10) Alaska Nevada Arkansas North Carolina Florida Ohio Montana South Carolina Nebraska Tennessee Long-Term Client Relationships 1972 1984 1988 1988 1989 1990 1998 1997 1995 2001 2002 2000 1993 2004 1994 2000 1990 1997 1996 2001 2001 1999 1992 1980 FHS provides services to 25 of the 38 states, as well as D.C., that outsource health care management services FHS has serviced over 50% of its clients for more than a decade Note: Year indicates initial contract date for each state. 2004

Medicaid: 43 million eligibles and growing (a) 23 million in our FFS target market State fiscal crises / budgetary constraints create opportunity 45 states planning new Rx cost controls New carve outs More clinical programs States looking for new cost containment solutions Seeking managed care techniques in a FFS program (a) June 30, 2003 enrollment, source: CMS website Environment

Full Service / All Products Solution

Public Sector / Medicaid Excellent market position #1 PBM to states #3 Fiscal Agent services Very good growth prospects High teens- to 20%

Combination With Coventry ONLY Full Service / All Products Solution Company in Medicaid Sector

Corporate

Products Integrated Health Plan Administration PPO Other Disease Management Stop-loss Insurance Medical Management PPO Integrated Offering East 17 80 Revenue Contribution by Product 2004E

Customers 130 group customers Complex plan designs Large national / multi-site / ASO "High Touch" service model Strong, long-term client relationships

Carrier / TPA Network Rental

Carrier / TPA Market position: #2 Products PPO Rental Network Small Group PPO Insured Business Customers 600 customers Individual and small group insurance companies Group health TPAs

Carrier / TPA Highly profitable Low cost of capital business CVH currently pays other vendors for services Consolidate CVH rental networks CVH manages small group risk business

FEHBP

Overview Products / Services PPO Network Benefit administration / Medical management Long-term experience with FEHBP customer relationships MHBP contract through 2007 Renewable through 2012 CVH / FHCC Risk management Combined FEHBP expertise Network improvements

MHBP Benefit Strategy 2005 Enhanced Standard Option Focus marketing on Standard Option Introduce HSA Promote dental and vision Going Forward: Q1 2005 2005 open season results Planning 2006 benefit plan strategy

PPO Network

PPO Network Opportunity Coventry Network First Health Network Implement better Coventry contracts Implement better First Health contracts Unique First Health providers Unique Coventry providers

Opportunities

Opportunities Merge leadership / management skills Strategic network combinations Group health business Leverage combined spend in 15 CVH markets FHCC spends $3.1 billion in current CVH markets

Opportunities FHCC secondary markets contracts Well positioned Platform for new health plan expansion Revenue synergies G&A / Economies

Combined Companies CVH gets multi-site solution "The best defense is a good offense" Consistent with CVH broad product portfolio strategy Revenue / Network synergies Medical management expertise Broker / consultant relationships expand Enhance CVH position as secondary market leader

Broad Product Portfolio & Diversified Client Base CVH FHCC East 362.3 139 Based on 9/30/04 YTD, revenues exclude other income, net and assumes all group health and management services revenues are commercial Pro Forma Client Mix (1) Operating Income Mix (1) Comm Medicare Medicaid WC Public 3454.3 419.2 426.9 157.8 128.425514403292

What We've Done So Far

Operational Transition: First 30 Days Informed all senior staff of employment status post-closing On site at First Health locations: Downers Grove Tampa Scottsdale Sacramento Pittsburgh Tucson Dallas Irvine Richmond Salt Lake City Rockville Client contacts: Top 20 Vendor meetings Weekly FHCC / CVH integration meeting Technology evaluation underway Best of breed solutions

Financial Transition: First 30 Days Monitor financial statement Consolidate real estate / monetization planning Evaluate risk management / insurance Plan for financial system consolidation Refine 2005 revenue and SG&A Identify SG&A synergies

1 + 1 = 4

Transaction Summary & SG&A Synergies

Transaction Summary Depends on tender offer for First Health options Offer Per FHCC Share: $9.375 in cash and 0.1791 in CVH shares Offer Price: $18.70 per First Health share Consideration: 50% stock, 50% cash Pro Forma Diluted Ownership: 84%-85% CVH; 15%-16% FHCC Expected Closing: 1st quarter 2005 Required Approvals: FHCC shareholders; Hart-Scott-Rodino and other regulatory; CVH shareholders (1)

Regulatory Approvals On Track Insurance Departments Face to face meetings held Missouri - Form A 10/22; public hearing 12/2 Texas - Form A 10/22; no public hearing required California - Disclaimer of Affiliation 11/1; essentially a Form A waiver; effective upon filing Hart-Scott-Rodino - filed 11/10/04 SEC: S-4 filed 11/8/04

How We Are Financing $850 - $875 million new credit $50 - $75 million revolver $300 million term loan $500 million senior notes Blended cost approx. 6% Existing CVH free cash ($200 - $225 million) Retire existing FHCC credit facility Issue approx. $16.4 million new basic shares

Key Credit Pro Forma Statistics Debt to capital ratio of 33% - 36%* Ratio floats on share price Intend to de-lever prudently in Year 1 * Based on share prices ranging from $47 to $52

Synergy Fundamentals Realistic Long-term operators "It's always harder and takes longer than you think." There are revenue synergies Synergies on both sides

Synergy Savings Commitments Year 1: $20m - $30m Year 2: $40m - $60m Year 3 and beyond: $100m Types of synergies SG&A Revenue

First Health SG&A Q3 2004 YTD annualized expenses: $612m $27m of small group PPO and employer stop-loss medical expense Remainder of expense = $585m > all SG&A FHCC currently reports this amount split between "COGS" and SG&A CVH intends to report SG&A as such

Combined 2004 Pro Forma SG&A Spend Of $1.08 Billion People IT Prof Fees Print Space Telecom Consulting Other 667 82 53 47 37 33 31 128 Annualized 9/30/04 S-4 pro forma unaudited income statement; CVH SG&A excludes broker commissions.

SG&A Synergies In Context Yr 1 Yr 2 Yr 3 Est base SG&A $1,132 $1,189 $1,248 Est Synergies $25 $50 $100 Synergy % SG&A 2.2% 4.2% 8.0% Baseline SG&A uses Q3 2004 YTD S-4 pro forma unaudited of $1.078 billion annualized and a 5% annual growth rate; CVH SG&A excludes broker commissions.

Synergy Plan Year 1 - Low Hanging Fruit Duplicative corporate costs Operational redundancies Insurance costs (D&O, E&O) Vendor leverage Year 2 - Operational Efficiencies Space consolidation Vendor leverage continued IT spend - capital / operational Year 3 - Best Practices Full integration New revenue

2005 On Track CVH diluted EPS: $4.13 - $4.17 Expected closing: Q1 2005 $20 - $30 million pre-tax synergies Year 1 7% - 9% accretive Year 1 De-lever prudently in Year 1 On Track for continued profitable growth

So here's the deal ...

Coventry: On Track 2004 EPS growth of 34% Stable margin outlook for 2005 in guidance Continued pricing discipline Price to cost, not competition Stable, predictable cost trends Continuing SG&A leverage Improved service levels Strong balance sheet and cash flows

Revenue Is Stable To Growing 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 20.4 27.4 90 20.4 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9

Opportunities Outstanding franchises in Workers' Comp, Medicaid, and Network Rental Cross-sell Multi-site to CVH markets Risk business to FHCC customers PBM Add new risk markets - FHCC platform Network CVH markets New markets Other Synergies

A Business We Understand Key Skill Sets Key Skill Sets CVH FHCC Timely, accurate claims payment Timely, accurate claims payment ? ? Product design ? ? Slice underwriting Slice underwriting ? ? High quality, low cost service High quality, low cost service ? ? Provider contracting Provider contracting ? ? Managing SG&A Managing SG&A ? ?

Acquisition & Integration Experience Management team experience at creating value via acquisitions Successful integration of 14 acquisitions since 1999 Experience with transformational transactions - Principal Health Care Experience with the MetLife / Travelers merger in 1995 FHCC team Know the businesses Significant experience Bench strength

How To Measure Our Progress Clarity of leadership Hit our numbers Expense synergies realized Growth in CVH segment New market entities Network consolidation CVH markets Other markets FHCC growth Mail Handlers stable Renewed corporate growth Continued success in Workers' Compensation and Fully Insured

CVH Still The Junkyard Dog Tough Scrappy Tenacious Smart